EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

 (In millions except ratio)

Three Months Ended March 30, 2002
Fixed charges:
Interest expense	$80
Distributions on preferred securities of subsidiary trusts, net of income taxes	6
Estimated interest portion of rents	9

Total fixed charges	$95

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$92
Fixed charges *	89

Adjusted income	$181

Ratio of income to fixed charges	1.91

*Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.